TSX.V: ZR OTC BB: ZRSCF
420 - 625 Howe Street, Vancouver, British Columbia Canada, V6C 2T6	Tel: 604 608 0223 Fax: 604 608 0344 TF: 866 608 0401

January 22, 2008	Press Release ZR #1-08

ZOLOTO COMPLETES 2007 DRILLING PROGRAMME
ON THE OZHERELIE GOLD DEPOSIT
IRKUTSK REGION

Vancouver, British Columbia, Canada: Zoloto Resources Ltd. ("ZR” or the “Company") (ZR – TSX-V), is pleased to announce the completion of its 2007 exploration programme on the Ozherelie gold deposit in the Irkustk region of central Siberia. The project is located 435 km north-east of Lake Baikal and 42 km west of the Sukhoi Log gold deposit. Currently, Zoloto owns 51% of Ozherelie, through its ownership of ML Ltd, with an option to earn a 100% interest in the property.

In April 2007, Zoloto outlined its Phase 1 exploration programme. The objectives of this programme were to:

  Test and extend the down-dip and peripheral projections of the known gold mineralisation with larger 63 mm diameter core.
  Obtain a better understanding of structural, stratigraphic and mineralogical controls on mineralization along Ozherelie’s 7 km strike length.
  Confirm the potential for Ozherelie to support large tonnage-medium grade open-pit operations.

In 2007, approximately half of Zoloto’s Phase 1 programme has been completed, and includes:

  Diamond drilling consisted of a total of 2264 metres drilled in 12 holes into Zone 1. Full assay results are pending. Importantly, during the current programme, core logging observations of quartz and visible gold distributions suggest that up to three stacked lenses typically from 5 to 30 metres thick have the potential to host significant gold mineralisation.
  Across the valley at Zone 3, a preliminary drilling campaign consisting of 49 percussion holes has consistently intersected the target quartz horizon. Initial indications also suggest that Zone 3 hosts multiple parallel quartz horizons, similar to that seen in Zone 1.
  Eleven trenches in Zone 4 and 1 trench in Zone 5 were excavated over a total 1325m length. In total 926 channel samples were collected. Assay results are pending.

Commenting on these results, Robert Maddigan, Director of Zoloto Resources stated, “We are very excited about the Phase 1 results. Drilling and trenching has encountered the gold-quartz horizon as expected and the results are confirming our previous geologic model. While we are awaiting assay results, a major positive is that three parallel ore horizons have been encountered. Consequently, aggregate drill width intercepts per hole are significantly greater than previously anticipated.”

This 2007 work follows from programmes carried out over both deposits between 2002 and 2006, of surface sampling, trenching, drilling and bulk sampling. In 2006 a 5000 tonne bulk sample from Zone 1 at Ozherelie yielded 15 kg of gold, for an average grade of 3.0 grams per tonne. Previous exploration at Ozherelie has outlined five zones along a 6.5 km north-south strike-length. These have been trenched, surface sampled and percussion-drilled with encouraging results. Additional work including extensive diamond drilling is required on

ZOLOTORESOURCES.COM

TSX.V: ZR OTC BB: ZRSCF
420 - 625 Howe Street, Vancouver, British Columbia Canada, V6C 2T6	Tel: 604 608 0223 Fax: 604 608 0344 TF: 866 608 0401

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all of these zones. Zones 1 and 4 at the southern and northern extremities have also been historically sparsely tested with 18 diamond drill holes.

The Ozherelie deposit overlooks an ongoing placer dredging operation by the Marakan Mining Company on the Marakan River, and is said to produce 1 to 2 tonnes of gold annually. Current thinking ascribes the origin of this gold to the Ozherelie concession. Historic placer gold production is estimated at 15 to 30 tonnes.

For a more detailed overview of the project see the Zoloto Resources website at:
http://www.zolotoresources.com/main/?irkutskRegion.

Mineralisation is associated with one or more gently east-dipping stacked lenses of up to 20% quartz stringers, veins and irregular masses within older sedimentary rocks, and bounded by a semi-concordant set of thrust faults. Gold at Ozherelie, Ykanskoye and Sukhoi Log is thought to be linked to post-metamorphic granitic intrusions. A previous NI 43-101 report provides a thorough description and evaluation of the Ozherelie and Ykanskoye deposits.

This is available on the SEDAR website at the following link:
http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005077

This press release has been prepared under the supervision of Louis Covello, P. Geol., who is designated as a Qualified Person as defined by NI 43-101 with the ability and authority to verify the authenticity and validity of this press release.

About Zoloto Resources

Zoloto Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:
Robert Maddigan, Director
Phone: (604) 608 0223 Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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